                                             Filed by Southside Bancshares Corp.
    Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934,
                                                                      as amended

                                     Subject Company: Southside Bancshares Corp.
                                                   Commission File No. 333-63212




SOUTHSIDE BANCSHARES CORP.           NEWS RELEASE
-------------------------------------------------------------------------------


                           NEWS FOR IMMEDIATE RELEASE


Contact:     Joseph W. Pope                       Traded:    NASDAQ/SCM
             (314) 416-4111 or                    Symbol:    SBCO
             (314) 845-5618



                          SOUTHSIDE ANNOUNCES EARNINGS


St. Louis, July 17, 2001 - Thomas M. Teschner, President and CEO of Southside Bancshares Corp. (the "Company") announced today that the Company's net income for the first half and second quarter of 2001 was $2,744,000 and $1,191,000, respectively, compared to $3,333,000 and $1,659,000 for the comparable periods in 2000. These earnings resulted in diluted earnings per share of $.32 and $.14, respectively in 2001, versus $.39 and $.19, respectively in 2000. The decline in both the first half and second quarter earnings can largely be attributed to professional fees and other expenses relating to the pending merger with Allegiant Bancorp, Inc. ("Allegiant").

As previously announced on May 1, 2001, the Company has signed a definitive agreement for a merger with Allegiant. The merger, which is still subject to regulatory and shareholder approval, is expected to close in the fourth quarter of this year. Under the terms of the agreement, Southside shareholders will receive 50% of the merger consideration in the form of cash of $14.00 per share and 50% in the form of 1.39 shares of Allegiant common stock for each share of Southside common stock. Following the merger, the combined entity should have total assets of approximately $2 billion, total loans of approximately $1.3 billion and total deposits of approximately $1.5 billion.

Excluding the costs directly related to the merger, net income for the first half of 2001 would have been $3,204,000 and would have resulted in diluted earnings per common share of $.38 and net income for the second quarter would have been $1,651,000 and would have resulted in diluted earnings per common share of $.19. "Excluding the effects of the merger related expenses, the Company's operating results for the second quarter and first half of 2001 would have been only slightly behind the prior year. This decline was the result of the falling interest rate environment during 2001, which caused the Company's assets to reprice at lower rates more rapidly than our deposits. The Company expects that this trend should begin to reverse itself over the next several periods," stated Mr. Teschner.

Southside Bancshares Corp. is a $775 million bank holding company with four subsidiary banks, including South Side National Bank in St. Louis, State Bank of Jefferson County, Bank of Ste. Genevieve and The Bank of St. Charles County, which operates sixteen banking locations in Missouri.

Caution Concerning Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. The Company intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance. Actual results may differ materially from the expectations described in this press release due to, among other things, the factors detailed in the Company's filings with the Securities and Exchange Commission, including the Company's most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and Annual Report on Form 10-K for the year ended December 31, 2000, to which readers are referred. The Company is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Important Information About Proposed Merger

The Company has filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed merger of the Company and Allegiant. In addition, the Company will file with the SEC a definitive joint proxy statement/prospectus and other documents regarding the proposed merger. You are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to shareholders of the Company seeking their approval of the proposed merger. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by the Company with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free by the Company's shareholders by directing a request to: Southside Bancshares Corp., 4111 Telegraph Road, St. Louis, Missouri, 63129, Attention: Joseph W. Pope.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the proposed merger. Information concerning the participants in the solicitation, including their identities and a description of their interests in the Company, will be set forth in the definitive joint proxy statement/prospectus.



                                      -end-

SOUTHSIDE BANCSHARES CORP.          NEWS RELEASE

                           NEWS FOR IMMEDIATE RELEASE

Contact:      Joseph W. Pope                   Traded:    NASDAQ/SCM
              (314) 416-4111 or                Symbol:    SBCO
              (314) 845-5618


------------------------------------------------------------------------------------------------------------
                                            3 MOS. ENDED               3 MOS. ENDED              PERCENTAGE
                                              06/30/01                   06/30/00                 CHANGE

------------------------------------------------------------------------------------------------------------
Net interest income                           $5,919                      $5,852                    +1%
(in thousands)

------------------------------------------------------------------------------------------------------------
Net income                                    $1,191                      $1,659                   -28%
(in thousands)

------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                      $  .14                      $  .20                   -30%

Diluted Earnings Per Share                    $  .14                      $  .19                   -26%

------------------------------------------------------------------------------------------------------------


                                            6 MOS ENDED                6 MOS ENDED               PERCENTAGE
                                              06/30/01                   06/30/00                   CHANGE
------------------------------------------------------------------------------------------------------------

Net interest income                           $11,753                     $11,742                      -
(in thousands)

Net income                                    $ 2,744                     $ 3,333                    -18%
(in thousands)

------------------------------------------------------------------------------------------------------------

Basic Earnings Per Share                      $  .33                      $   .40                    -18%

Diluted Earnings Per Share                    $  .32                      $   .39                    -18%



                                                                                             PERCENTAGE
                                              06/30/01                  06/30/00               CHANGE

------------------------------------------------------------------------------------------------------------
Total Assets                                  $775,000                   $711,000                +9%
(in thousands)




                                     - end -